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Exhibit 99.1

Second Quarter Report
 2012

Granite Real Estate Inc.

Granite Real Estate Inc. 77 King St. W., Suite 4010 Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2012 SECOND QUARTER RESULTS

August 8, 2012, Toronto, Ontario, Canada — Granite Real Estate Inc. (TSX: GRT; NYSE: GRP) ("Granite" or the "Company") today announced its results for the three and six-month periods ended June 30, 2012 and declared a Canadian dollar denominated dividend of $0.50 per share on the Company's Common Shares.

"Our results for the second quarter continue to demonstrate stability in rental revenues and overall cash flows and are in line with our expectations. We are pleased to be reporting for the first time under our new name, Granite Real Estate Inc. In addition, during the quarter we relocated our Canadian and European offices. These steps as well as several others taken during this second quarter are part of our continuing effort to be well-positioned for stability and for future growth" commented Tom Heslip, Chief Executive Officer.

Granite's consolidated results for the three and six-month periods ended June 30, 2012 and 2011 are summarized below (all figures are in Canadian ("Cdn") dollars):

	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share figures)	2012	2011	2012	2011
		(previously reported in US dollars)		(previously reported in US dollars)
Revenues(1)	$45,455	$44,861	$91,115	$89,092

Income before income taxes	$23,811	$15,508	$46,732	$30,978
Income from continuing operations(1)(3)	18,707	26,362	37,270	39,051
Income from discontinued operations(1)	—	83,684	—	94,449

Net income	$18,707	$110,046	$37,270	$133,500

Diluted earnings per share from:
— continuing operations	$0.40	$0.56	$0.79	$0.83
— discontinued operations	—	1.77	—	2.01

Diluted earnings per share	$0.40	$2.33	$0.79	$2.84

Funds from operations ("FFO")(2)	$29,374	$36,938	$58,780	$60,074
Diluted FFO per share(2)	$0.63	$0.78	$1.25	$1.28

(1)
Following the close of business on June 30, 2011, the Racing & Gaming Business, substantially all of the Company's lands held for development, a property in the United States and an income-producing property in Canada (the "Arrangement Transferred Assets & Business") were transferred to entities owned by Mr. Frank Stronach and his family (the "Stronach Shareholder") in consideration for the elimination of the Company's dual class share structure (the "Arrangement"). The operating results of the Arrangement Transferred Assets & Business have been presented as discontinued operations. Income from continuing operations pertains to the Company's income-producing property portfolio.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. generally accepted accounting principles and therefore may not be comparable to similar measures presented by other companies. The Company determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts®. For a reconciliation of FFO to income from continuing operations, please refer to the section titled "Reconciliation of Funds from Operations to Income from Continuing Operations".

(3)
Income from continuing operations for the three and six-month period ended June 30, 2011 includes the recovery of $12.9 million in income tax resulting from an internal amalgamation that was set aside and cancelled by the courts.

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CURRENCY CHANGE FOR FINANCIAL REPORTING

The consolidated financial statements for periods prior to January 1, 2012 were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's stated intention of becoming a Canadian Real Estate Investment Trust ("REIT"), and to mitigate the impact of foreign exchange fluctuations on our reported results, effective January 1, 2012, the Company's reporting currency was changed to the Cdn. dollar. All comparative financial information contained in this press release, the unaudited interim consolidated financial statements and Management's Discussion and Analysis for the three and six-month periods ended June 30, 2012, has been recast to reflect the Company's results as if the information had been historically reported in Cdn. dollars. As a result of the change in reporting currency, dividends are declared in Cdn. dollars. Please refer to the section titled "Dividends". The Company continues to report in accordance with U.S. generally accepted accounting principles.

GRANITE'S CONSOLIDATED FINANCIAL RESULTS

The results of operations of the Company for the three and six-month periods ended June 30, 2012 and 2011 include those from continuing operations and discontinued operations.

Three-Month Period Ended June 30, 2012

Continuing Operations

For the three-month period ended June 30, 2012, rental revenue increased by $0.6 million from $44.9 million in the second quarter of 2011 to $45.5 million in the second quarter of 2012 primarily due to completed projects coming on-stream and the additional rent earned from contractual rent increases partially offset by the unfavourable effects of changes in foreign currency exchange rates.

The Company's income from continuing operations was $18.7 million in the second quarter of 2012 compared to $26.4 million in the prior year period. Income from continuing operations in the second quarter of 2011 includes the recovery of $12.9 million in income tax resulting from an internal amalgamation undertaken in 2010 that was set aside and cancelled by the Ontario Superior Court of Justice. Excluding the $12.9 million recovery of income tax, income from continuing operations increased by $5.2 million primarily due to (i) an increase in rental revenue of $0.6 million, (ii) a decrease in general and administrative expenses of $5.2 million (primarily due to reduced insurance expense and compensation expense to former executives of the Company as well as the settlement of an outstanding legal proceeding in 2011), (iii) an increase in foreign exchange gains of $0.5 million and (iv) a decrease in the write-down of a long-lived asset of $2.7 million. Partially offsetting these increases in income from continuing operations are (i) increases in property operating costs of $0.5 million, (ii) increased net interest expense of $0.2 million and (iii) an increase in income tax expense of $3.1 million excluding the income tax recovery noted above.

FFO for the second quarter of 2012 decreased $7.6 million from $36.9 million in the prior year period to $29.4 million in the current period primarily due to lower income from continuing operations of $7.7 million.

Discontinued Operations

For the three-month period ended June 30, 2012, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011. Income from discontinued operations for the three-month period ended June 30, 2011 of $83.7 million is primarily comprised of the net gain on the disposal of the Arrangement Transferred Assets & Business of $87.4 million.

Six-Month Period Ended June 30, 2012

Continuing Operations

For the six-month period ended June 30, 2012, rental revenue increased by $2.0 million from $89.1 million in 2011 to $91.1 million in 2012 primarily due to completed projects coming on-stream, the additional rent

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earned from contractual rent increases and renewals and re-leasing of income-producing properties partially offset by the unfavourable effects of changes in foreign currency exchange rates.

The Company's income from continuing operations was $37.3 million in the six-month period ended June 30, 2012 compared to $39.1 million in the prior year period. Excluding the recovery in the second quarter of 2011 of income tax of $12.9 million noted above, income from continuing operations increased by $11.1 million primarily due to (i) an increase in rental revenue of $2.0 million, (ii) a reduction in general and administrative expenses of $11.8 million (primarily related to reduced advisory costs, decreased insurance expense, decreased compensation expense to former executives of the Company and higher director fees in 2011 due to the Arrangement), (iii) an increase in foreign exchange gains of $0.8 million and (iv) the decrease in the write-down of a long-lived asset of $2.7 million. Partially offsetting these increases are (i) an increase of $0.9 million in property operating costs, (ii) an increase of $0.5 million in depreciation and amortization expense and (iii) an increase of income tax expense of $4.7 million excluding the income tax recovery noted above.

FFO for the six-month period ended June 30, 2012 decreased $1.3 million from $60.1 million in the prior year period to $58.8 million primarily due to the reduction in income from continuing operations of $1.8 million partially offset by the increased add back of depreciation and amortization expense of $0.5 million.

Discontinued Operations

Income from discontinued operations for the six-month period ended June 30, 2011 of $94.4 million is primarily comprised of the net gain on the disposal of the Arrangement Transferred Assets & Business of $87.4 million.

Net Income

Three-Month Period Ended June 30, 2012

Net income of $18.7 million for the second quarter of 2012 decreased by $91.3 million from $110.0 million in the prior year period. The decrease was due to the reductions in income from discontinued operations of $83.7 million and income from continuing operations of $7.7 million.

Six-Month Period Ended June 30, 2012

Net income for the six-month period ended June 30, 2012 decreased by $96.2 million to $37.3 million from $133.5 million in the prior year period. The decrease was due to the reductions in income from discontinued operations of $94.4 million and income from continuing operations of $1.8 million.

A more detailed discussion of Granite's consolidated financial results for the three and six-month periods ended June 30, 2012 and 2011 is contained in the Company's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

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RECONCILIATION OF FUNDS FROM OPERATIONS TO INCOME FROM CONTINUING OPERATIONS

	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share information)	2012	2011	2012	2011
		(previously reported in US dollars)		(previously reported in US dollars)
Income from continuing operations	$18,707	$26,362	$37,270	$39,051
Add back depreciation and amortization	10,667	10,576	21,510	21,023

Funds from operations	$29,374	$36,938	$58,780	$60,074

Basic and diluted funds from operations per share	$0.63	$0.78	$1.25	$1.28

Basic number of shares outstanding	46,880	47,128	46,882	46,919

Diluted number of shares outstanding	46,896	47,165	46,902	47,063

DIVIDENDS

Granite's Board of Directors has declared a Cdn. dollar denominated dividend of $0.50 per share on the Company's Common Shares for the second quarter ended June 30, 2012. The dividend is payable on or about September 13, 2012 to shareholders of record at the close of business on August 24, 2012. The Common Shares will begin trading on an ex-dividend basis at the opening of trading on August 22, 2012.

Unless indicated otherwise, Granite has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an "eligible dividend" for purposes of the Income Tax Act (Canada).

CONFERENCE CALL

Granite will hold a conference call on Thursday, August 9, 2012 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-768-6483. Overseas callers should use +1-416-981-9026. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Tom Heslip, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21600234) and will be available until Thursday, August 16, 2012.

ABOUT GRANITE

Granite is a Canadian-based real estate company engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe. The Company owns and manages approximately 28 million square feet in 105 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. (together "Magna") as our largest tenants, together with tenants from other industries.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

OTHER INFORMATION

Additional property statistics have been posted to our website at http://www.graniterealestate.com/uploads/File/propertystatistics.pdf. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information about Granite, please see our website at www.graniterealestate.com.

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FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this press release contains forward-looking statements regarding a strategic plan and a proposed conversion to a REIT. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that the timing or completion of the strategic plan and the timing or completion of the REIT conversion process cannot be predicted with certainty, and there can be no assurance at this time that all required or desirable approvals and consents to effect the plan and a REIT conversion will be obtained in a timely manner or at all. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT conversion; inability of Granite to implement a suitable structure for the REIT conversion; the inability to obtain all required consents and approvals for the REIT conversion; and the risks set forth in the "Risks Factors" section in the Company's Annual Information Form for 2011, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2011, which investors are strongly advised to review. The "Risks Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and
Financial Position

For the three and six-month periods ended June 30, 2012

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Inc. ("Granite" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of Granite for the three and six-month periods ended June 30, 2012. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim financial statements for the three and six-month periods ended June 30, 2012, and the audited consolidated financial statements for the year ended December 31, 2011, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This MD&A is prepared as at August 8, 2012. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2011 can be obtained from the Company's website at www.graniterealestate.com and on SEDAR at www.sedar.com.

OVERVIEW

On June 13, 2012 Granite changed its name from MI Developments Inc. following shareholder approval of the name change at its annual general and special meeting.

Granite (TSX: GRT; NYSE: GRP) is a Canadian-based real estate company engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe (the "Real Estate Business" or the "Business"). The Company owns and manages approximately 28 million square feet in 105 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. (together "Magna") as our largest tenants, together with tenants from other industries.

Segmented Information and Discontinued Operations

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations have historically been segmented between the Business (continuing operations) and the Racing & Gaming Business (discontinued operations). Following the close of business on June 30, 2011 and as a result of a court-approved plan of arrangement (the "Arrangement"), the financial position and results of operations of the assets transferred to entities owned by Mr. Frank Stronach and his family (the "Stronach Shareholder") including the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income-producing property located in Canada (the assets and business transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as, the "Arrangement Transferred Assets & Business"), have been presented as discontinued operations and, as such, have been excluded from continuing operations. Accordingly, in the accompanying unaudited interim consolidated financial statements, the Company's single reportable segment pertains to the Company's income-producing properties.

REAL ESTATE BUSINESS — CONTINUING OPERATIONS

OVERVIEW

The real estate assets of our Business are comprised of income-producing properties and properties under development (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Real Estate Properties"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, product development and engineering centres and test facilities. The Company holds a global portfolio of 105 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio represents approximately 28 million square feet of leaseable area with a gross book

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value of approximately $1.6 billion (net book value of $1.1 billion) at June 30, 2012. The lease payments are primarily denominated in three currencies: the euro, the Cdn. dollar and the U.S. dollar.

SIGNIFICANT MATTERS

Currency Change for Financial Reporting and Dividends

The consolidated financial statements for periods prior to January 1, 2012, were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's stated intention of becoming a Canadian Real Estate Investment Trust ("REIT"), and to mitigate the impact of foreign exchange fluctuations on our reported results, effective January 1, 2012, the Company's reporting currency was changed to the Cdn. dollar. All comparative financial information contained in this MD&A and the accompanying unaudited interim consolidated financial statements for the three and six-months ended June 30, 2012, has been recast to reflect the Company's results as if they had been historically reported in Cdn. dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Cdn. dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income were translated into Cdn. dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income (loss) and accumulated other comprehensive loss (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS — Change in Reporting Currency"). The Company will continue to report in accordance with U.S. GAAP for fiscal 2012 but is considering converting to International Financial Reporting Standards in future years. With the change in reporting currency, beginning May 9, 2012, dividends are declared in Cdn. dollars and dividend payments are only made in Cdn. dollars.

FOREIGN CURRENCIES

Fluctuations in the Cdn. dollar's value relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At June 30, 2012, approximately 66% of the Business' rental revenues are denominated in currencies other than the Cdn. dollar (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Annualized Lease Payments"). As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Business' results.

The following table reflects the changes in the average exchange rates during the three and six-month periods ended June 30, 2012 and 2011, as well as the exchange rates as at June 30, 2012, March 31, 2012 and December 31, 2011, between the most common currencies in which the Company conducts business and the Cdn. dollar.

	Average Exchange Rates Three Months Ended June 30,				Average Exchange Rates Six Months Ended June 30,
	2012	2011	Change		2012	2011	Change
1 U.S. dollar equals Cdn. dollars	1.010	0.968	4%		1.006	0.977	3%
1 euro equals Cdn. dollars	1.296	1.393	(7%	)	1.304	1.371	(5%	)

	Exchange Rates as at
	June 30, 2012	March 31, 2012	December 31, 2011	Change from March 31, 2012		Change from December 31, 2011
1 U.S. dollar equals Cdn. dollars	1.019	0.999	1.017	2%		—
1 euro equals Cdn. dollars	1.291	1.332	1.319	(3%	)	(2%	)

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The results of operations and financial position of all United States and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

RENTAL PORTFOLIO

Annualized Lease Payments

Annualized lease payments represent the total annual rent of the Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — FOREIGN CURRENCIES"). The Company's annualized lease payments as at June 30, 2012 including the change from March 31, 2012 or December 31, 2011 are as follows:

	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
Annualized lease payments, beginning of period	$184.7	$182.8
Contractual rent adjustments	0.5	1.7
Completed projects on-stream	0.4	1.2
Renewals and re-leasing of income-producing properties	—	(0.1)
Effect of changes in foreign currency exchange rates	(1.5)	(1.5)

Annualized lease payments, as at June 30, 2012	$184.1	$184.1

During the second quarter of 2012, annualized lease payments decreased by $0.6 million from $184.7 million at March 31, 2012 to $184.1 million at June 30, 2012. Contractual rent adjustments increased annualized lease payments by $0.5 million, primarily due to fixed contractual adjustments on properties representing 0.5 million square feet of leaseable area in Canada and the United States. The completion of an expansion project in Germany increased annualized lease payments by $0.4 million. Annualized lease payments decreased $1.5 million as a result of the net changes in foreign currency exchange rates. The strengthening of the U.S. dollar against the Cdn. dollar increased annualized lease payments by $0.9 million however, the weakening of the euro against the Cdn. dollar reduced annualized lease payments by $2.4 million.

On a year to date basis, annualized lease payments increased by $1.3 million from $182.8 million at December 31, 2011 to $184.1 million at June 30, 2012. Contractual rent adjustments increased annualized lease payments by $1.7 million; including $1.2 million from Consumer Price Index ("CPI") based contractual adjustments on properties representing 7.4 million square feet of leaseable area in Canada, the United States, Mexico and Germany, and $0.5 million from fixed contractual adjustments on properties representing 0.6 million square feet of leaseable area. Completed projects, related to expansion and improvement projects in Germany, the Czech Republic and Canada, increased annual lease payments by $1.2 million. Lease renewals to two Magna tenants representing 0.1 million square feet of leaseable area reduced annualized lease payments by $0.1 million as these income-producing properties were re-leased at a lower negotiated rental rate than the expiring lease rate. For the year to date, annualized lease payments also decreased $1.5 million as a result of the net changes in foreign currency exchange rates for the reasons described above.

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The annualized lease payments by currency at June 30, 2012 and December 31, 2011 were as follows:

	June 30, 2012		December 31, 2011
Euro	$74.1	40%	$74.6	41%
Canadian dollar	62.3	34	61.6	34
U.S. dollar	45.9	25	44.9	24
Other	1.8	1	1.7	1

	$184.1	100%	$182.8	100%

Lease Expiration

The following table sets out lease expiries, by square footage, for our portfolio at June 30, 2012.

	Vacant	2012	2013	2014	2015	2016	2017	2018 & Beyond	Total
Canada	392	433	1,191	—	586	368	3,308	1,689	7,967
U.S.	—	171	1,688	72	213	—	428	2,939	5,511
Mexico	143	—	714	—	68	—	1,097	382	2,404
Austria	—	—	447	—	81	299	5,682	1,508	8,017
Germany	—	—	1,835	—	—	29	—	1,450	3,314
Other	—	—	90	75	—	283	33	254	735

Total	535	604	5,965	147	948	979	10,548	8,222	27,948

Real Estate Properties

The Company's real estate assets are comprised of income-producing properties and properties under development. The net book values of the real estate assets are as follows:

	June 30, 2012	December 31, 2011
Income-producing real estate properties, net	$1,127.6	$1,152.2
Properties under development	12.6	2.6

Real estate properties, net	$1,140.2	$1,154.8

Income-Producing Properties:

At June 30, 2012, the Company had 105 income-producing properties, representing approximately 28 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and leased by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of the

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Company's income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at June 30, 2012, was as follows:

	Book Value	Percent of Total
Canada	$401.9	36%
Austria	293.6	26
U.S.	211.7	19
Germany	120.2	11
Mexico	66.1	6
Other countries	34.1	2

	$1,127.6	100%

Properties Under Development:

At June 30, 2012, the Company had nine expansion and improvement projects in process with the Magna group (five in Canada, two in the United States, one in Austria and one in the Czech Republic) and the completion of an improvement project to an existing 0.3 million square foot facility with a non-Magna tenant in Canada. The total projected cost of these expansion or improvement projects is approximately $35.5 million, of which $12.6 million was spent at June 30, 2012, with the remainder expected to be funded from cash from operations.

BUSINESS AND OPERATIONS OF MAGNA, OUR PRINCIPAL TENANT

Magna is the tenant at 90 of the Company's income-producing properties. Magna is one of the world's most diversified global automotive suppliers. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Company's lease arrangements with Magna generally provide for the following:

•
leases on a net basis, under which tenants are contractually obligated to pay directly or reimburse the Company for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
in many cases, tenant's right of first refusal on sale of property.

Automotive Industry and Magna Plant Rationalization

Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has in the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect Magna's success, including such things as relative currency values, commodity prices, price reduction pressures from Magna's

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customers, the financial condition of Magna's supply base and competition from manufacturers with operations in low cost countries, are discussed in our AIF and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011.

These factors and the challenging environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Consequently, Magna has, over the past few years, undertaken a plant rationalization strategy that includes 11 facilities under lease from the Company (two in Canada, seven in the United States and two in Germany) with an aggregate net book value of $32.7 million. These 11 facilities represent 1.6 million square feet of leaseable area with annualized lease payments of approximately $6.5 million, or 3.5% of Granite's annualized lease payments at June 30, 2012. The weighted average lease term to expiry (based on leaseable area) of these properties at June 30, 2012, disregarding renewal options, is approximately 3.1 years. Granite management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may further rationalize facilities. Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy and Granite is committed to work proactively with Magna's management to evaluate various options that are financially viable for Granite and provide Magna with the flexibility it requires to operate its automotive business.

RESULTS OF OPERATIONS FOR THE THREE-MONTHS ENDED JUNE 30, 2012 — CONTINUING OPERATIONS

The results of operations of the Business for the three-month periods ended June 30, 2012 and 2011 as discussed in this MD&A from continuing operations include those from the income-producing property portfolio.

Highlights

	Three Months Ended June 30,
(in millions, except per share information)	2012	2011	Change
Rental revenue	$45.5	$44.9	1%
Income before income taxes	23.8	15.5	54%
Income from continuing operations	18.7	26.4	(29%	)
Funds from Operations ("FFO")	29.4	36.9	(20%	)
Diluted FFO per share	$0.63	$0.78	(19%	)

Rental Revenue

Rental revenue for the three-month period ended June 30, 2012 increased $0.6 million to $45.5 million from $44.9 million in the prior year period. The change in rental revenues is discussed below:

Rental revenue, three months ended June 30, 2011	$44.9
Contractual rent adjustments	0.5
Completed projects on-stream	1.0
Renewals and re-leasing of income-producing properties	0.3
Effect of changes in foreign currency exchange rates	(0.8)
Other, including straight-line adjustments of rental revenue	(0.4)

Rental revenue, three months ended June 30, 2012	$45.5

The $0.5 million increase in revenue from contractual rent adjustments includes (i) $0.3 million from annual CPI based increases implemented in 2011 and 2012 on properties representing 6.4 million square feet of leaseable area, (ii) $0.1 million from cumulative CPI based increases (being increases that occur every five

Granite Real Estate Inc.      2012    11

years or once a specified cumulative increase in CPI has occurred) implemented in 2011 and 2012 on properties representing 2.8 million square feet of leaseable area and (iii) $0.1 million from fixed contract adjustments on properties representing 0.6 million square feet of leaseable area.

Completed projects on-stream contributed $1.0 million to rental revenue for the three-month period ended June 30, 2012: (i) $0.8 million from the completion of 11 Magna expansion or improvement projects in Austria, Germany, Mexico and the United States in 2011, which added a combined 0.4 million square feet of leaseable area, and (ii) $0.2 million from the completion of three Magna expansion or improvement projects in the Czech Republic, Germany and Canada in 2012, which added 0.1 million square feet of leaseable area.

Renewals and re-leasing had a $0.3 million positive impact on revenues compared to the prior year period. This increase was primarily due to the commencement of a lease on a 0.3 million square foot facility, previously vacant, to a non-Magna tenant in June 2011.

Foreign exchange had a net $0.8 million negative impact on reported rental revenues as the average foreign exchange rate applied to our euro denominated rents weakened against the Cdn. dollar as compared to the prior year period. Rental revenues were partially offset by the positive impact of the U.S. dollar rents as the average foreign exchange rate applied to these rents strengthened against the Cdn. dollar compared to the prior year period.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.4 million for the three-month period ended June 30, 2012, in comparison to $0.9 million in the prior year period. The $0.5 million increase was primarily due to appraisal, environmental and valuation costs associated with our income-producing properties. As part of the process of preparing for the proposed REIT conversion, the Company has undertaken to appraise and fair value all properties during 2012, and incurred costs of approximately $0.8 million in the second quarter of 2012. This increase was partially offset by a $0.3 million reduction in repairs and maintenance expenses primarily related to costs incurred on a vacant property in the second quarter of 2011 in conjunction with the re-leasing of the property to a non-Magna tenant in June 2011.

General and Administrative Expenses

General and administrative expenses decreased by $5.2 million to $6.2 million in the second quarter of 2012 from $11.4 million in the prior year period. General and administrative expenses for the three-month period ended June 30, 2012 include $0.7 million of advisory costs relating to the planned REIT conversion. General and administrative expenses for the three-month period ended June 30, 2011 include $2.3 million of costs incurred primarily with respect to the settlement of an outstanding legal proceeding. Excluding the advisory and other costs mentioned above, general and administrative expenses decreased by $3.6 million primarily due to (i) reduced insurance expense of $1.3 million primarily related to reduced premiums associated with the Company's Directors' and Officers' liability insurance, (ii) decreased compensation expense of $1.7 million primarily due to payments made to former executives of the Company in the prior year period related to the Arrangement, and (iii) a reduction in professional fees of $0.3 million.

Depreciation and Amortization Expense

Depreciation and amortization expense was $10.7 million in the three-month period ended June 30, 2012 compared to $10.6 million in the prior year period. The impact of additional charges related to expansion and improvement projects that were completed in 2011 was substantially offset by the impact of foreign exchange.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs was $4.0 million in the three-month period ended June 30, 2012 compared to $3.8 million in the prior year period. The $0.2 million increase in interest expense was due to lower capitalized interest of $0.3 million partially offset by a net $0.1 million reduction in interest expense related to short-term borrowings under the unsecured senior revolving credit facility and other fees.

12    Granite Real Estate Inc.      2012

Foreign Exchange Gains

The Company recognized net foreign exchange gains of $0.6 million in the three-month period ended June 30, 2012 compared to a $0.1 million gain in the prior year period. The drivers of these foreign exchange gains are primarily the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in a functional currency that is different from the entity's reporting currency for accounting purposes and the net gain on derivative financial instruments such as foreign exchange forward contracts (see note 14(a) in the unaudited interim consolidated financial statements for the three-month period ended June 30, 2012).

Write-down of Long-lived Asset

During the three-months ended June 30, 2011, the Business recorded a $2.7 million write-down of an income-producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property.

Income Tax Expense (Recovery)

Income tax expense for the second quarter of 2012 was $5.1 million compared to an income tax recovery of $10.9 million in the prior year period. During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur $12.9 million of current tax expense. During the three-month period ended June 30, 2011, the liability was reversed as the amalgamation was set aside and cancelled by the Ontario Superior Court of Justice. Excluding the reversal of the liability relating to the internal amalgamation expense, the income tax expense for the second quarter of 2011 was $2.0 million representing an effective tax rate of 12.9% as compared to 21.4% in the current year period. Changes in the effective tax rate are primarily due to non-taxable expenses, changes in the mix of income earned in the various countries in which the Company operates and changes in the statutory income tax rates. In the second quarter of 2012, the Canadian statutory income tax rate increased to 26.5% (from 26.25% in the first quarter of 2012) due to the recently enacted change to freeze the previously legislated Ontario tax rate reductions. As a result, in the second quarter of 2012 the Company recognized a $0.8 million future tax expense related to the revaluation of Canadian future tax liabilities.

Income From Continuing Operations

Income from continuing operations was $18.7 million in the three-month period ended June 30, 2012 in comparison to $26.4 million in the prior year period. Excluding the recovery of income tax of $12.9 million noted above, income from continuing operations increased by $5.2 million primarily due to an increase in rental revenue of $0.6 million, a reduction of general and administrative expenses of $5.2 million, an increase in foreign exchange gains of $0.5 million and the decrease in the write-down of a long-lived asset of $2.7 million. Partially offsetting these increases in income from continuing operations were increases in property operating costs of $0.5 million, increased net interest expense of $0.2 million and an increase in income tax expense of $3.1 million, excluding the income tax recovery noted above.

Granite Real Estate Inc.      2012    13

Funds From Operations

	Three Months Ended June 30,
(in millions, except per share information)	2012	2011	Change
Income from continuing operations	$18,707	$26,362	(29%	)
Add back depreciation and amortization	10,667	10,576	1%

Funds from Operations ("FFO")	$29,374	$36,938	(20%	)

Basic and diluted FFO per share	$0.63	$0.78	(19%	)

Basic number of shares outstanding	46,880	47,128

Diluted number of shares outstanding	46,896	47,165

The Company determines FFO using the definition prescribed in the U.S. by the National Association of Real Estate Investment Trusts ("NAREIT"). Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO and discontinued operations are excluded from the calculation of FFO. FFO and basic and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The $7.6 million decrease in FFO compared to the prior year period is primarily due to lower income from continuing operations of $7.7 million (see "RESULTS OF OPERATIONS FOR THE THREE-MONTHS ENDED JUNE 30, 2012 — Income From Continuing Operations").

RESULTS OF OPERATIONS FOR THE SIX-MONTHS ENDED JUNE 30, 2012 — CONTINUING OPERATIONS

The results of operations of the Business for the six-month periods ended June 30, 2012 and 2011 as discussed in this MD&A from continuing operations include those from the income-producing property portfolio.

Highlights

	Six Months Ended June 30,
(in millions, except per share information)	2012	2011	Change
Rental revenue	$91.1	$89.1	2%
Income before income taxes	46.7	31.0	51%
Income from continuing operations	37.3	39.1	(5%	)
Funds from Operations ("FFO")	58.8	60.1	(2%	)
Diluted FFO per share	$1.25	$1.28	(2%	)

(in millions, except number of properties)	June 30, 2012	December 31, 2011	Change
Number of income-producing properties	105	105	—
Leaseable area (sq. ft.)	27.9	27.9	—
Annualized lease payments ("ALP")	$184.1	$182.8	1%
Income-producing properties, at cost ("IPP")	$1,636.3	$1,643.8	—
ALP as percentage of IPP	11.3%	11.1%	2%

14    Granite Real Estate Inc.      2012

Rental Revenue

Rental revenue for the six-month period ended June 30, 2012 increased $2.0 million to $91.1 million from $89.1 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, six months ended June 30, 2011	$89.1
Contractual rent adjustments	1.0
Completed projects on-stream	2.0
Renewals and re-leasing of income-producing properties	0.7
Effect of changes in foreign currency exchange rates	(1.2)
Other, including straight-line adjustments of rental revenue	(0.5)

Rental revenue, six months ended June 30, 2012	$91.1

The $1.0 million increase in revenue from contractual rent adjustments includes (i) $0.6 million from annual CPI based increases implemented in 2011 and 2012 on properties representing 6.4 million square feet of leaseable area, (ii) $0.3 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2011 and 2012 on properties representing 3.7 million square feet of leaseable area and (iii) $0.1 million from fixed contract adjustments on properties representing 0.6 million square feet of leaseable area.

Completed projects on-stream contributed $2.0 million to rental revenue for the six-month period ended June 30, 2012: (i) $1.7 million from the completion of 12 Magna expansion or improvement projects in Austria, Germany, Mexico and the United States in 2011, which added a combined 0.4 million square feet of leaseable area, and (ii) $0.3 million from the completion of three Magna expansion or improvement projects in the Czech Republic, Germany and Canada in 2012, which added 0.1 million square feet of leaseable area.

Renewals and re-leasing had a $0.7 million positive impact on revenues compared to the prior year period. This increase was primarily due to the commencement of a lease on a 0.3 million square foot facility, previously vacant, to a non-Magna tenant in June 2011.

Foreign exchange had a net $1.2 million negative impact on reported rental revenue as the average foreign exchange rate applied to our euro denominated rents weakened against the Cdn. dollar as compared to the prior year period. Rental revenues were partially offset by the positive impact of the U.S. dollar rents as the average foreign exchange rate applied to these rents strengthened against the Cdn. dollar compared to the prior year period.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $2.5 million for the six-month period ended June 30, 2012, in comparison to $1.6 million in the prior year period. The $0.9 million increase in property operating costs was primarily due to a $1.1 million increase in appraisal, environmental and valuation costs associated with our income-producing properties. As part of the process of preparing for the proposed REIT conversion, the Company has undertaken to appraise and fair value all properties during 2012. This increase was partially offset by a $0.3 million reduction in repairs and maintenance expenses primarily related to costs incurred on a vacant property in the second quarter of 2011 in conjunction with the re-leasing of the property to a non-Magna tenant in June 2011.

General and Administrative Expenses

General and administrative expenses decreased by $11.8 million to $12.7 million in the six-months ended June 30, 2012 from $24.5 million in the prior year period. General and administrative expenses for the six-month period ended June 30, 2012 include $1.5 million of advisory costs relating to the planned REIT conversion and $0.3 million of employee termination costs. General and administrative expenses for the six-month period ended June 30, 2011 include $5.9 million of advisory and other related costs primarily incurred in connection with the Arrangement announced in December 2010 (see "ARRANGEMENT

Granite Real Estate Inc.      2012    15

TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement") and $2.3 million of costs incurred primarily with respect to the settlement of an outstanding legal proceeding. Excluding the advisory and other costs mentioned above, general and administrative expenses decreased by $5.4 million primarily due to (i) reduced insurance expense of $2.7 million primarily related to reduced premiums associated with the Company's Directors' and Officers' liability insurance, and (ii) decreased compensation expense of $2.4 million primarily due to payments made to former executives of the Company and higher director fees in the prior year period related to the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement").

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $0.5 million to $21.5 million in the six-month period ended June 30, 2012 compared to $21.0 million in the prior year period, primarily due to additional depreciation charges related to various expansion and improvement projects that were completed in 2011, partially offset by the impact of foreign exchange.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs was $8.0 million in the six-month period ended June 30, 2012 compared to $7.8 million in the prior year period. The $0.2 million increase in interest expense was due to lower capitalized interest of $0.5 million partially offset by increased interest income of $0.1 million related to the Lone Star receivable and a net $0.2 million reduction in interest expense related to short-term borrowings under the unsecured senior revolving credit facility and other fees.

Foreign Exchange Losses (Gains)

The Company recognized net foreign exchange gains of $0.3 million in the six-month period ended June 30, 2012 compared to a $0.5 million loss in the prior year period. The drivers of these foreign exchange gains or losses are primarily the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in a functional currency that is different from the entity's reporting currency for accounting purposes and the net gain on derivative financial instruments such as foreign exchange forward contracts (see note 14(a) in the unaudited interim consolidated financial statements for the six-month period ended June 30, 2012).

Write-down of Long-lived Asset

During the six-months ended June 30, 2011, the Business recorded a $2.7 million write-down of an income-producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property.

Income Tax Expense (Recovery)

Income tax expense for the six-month period ended June 30, 2012 was $9.5 million compared to an income tax recovery of $8.1 million in the prior year period. During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur $12.9 million of current tax expense. During the second quarter of 2011, the liability was reversed as the amalgamation was set aside and cancelled by the Ontario Superior Court of Justice. Excluding the reversal of the liability relating to the internal amalgamation expense, the income tax expense for the six-months ended June 2011 was $4.8 million representing an effective tax rate of 15.5% as compared to 20.2% in the current year period. Changes in the effective tax rate are primarily due to non-taxable expenses, changes in the mix of income earned in the various countries in which the Company operates and changes in the statutory income tax rates. In the second quarter of 2012, the Canadian statutory income tax rate increased to 26.5% (from 26.25% in the first quarter of 2012) due to the recently enacted change to freeze the previously legislated Ontario tax rate reductions. As a result, for the six-months ended June 30, 2012 the Company recognized a $0.8 million future tax expense related to the revaluation of Canadian future tax liabilities.

16    Granite Real Estate Inc.      2012

Income From Continuing Operations

Income from continuing operations was $37.3 million in the six-month period ended June 30, 2012 in comparison to $39.1 million in the prior year period. Excluding the recovery of income tax of $12.9 million noted above, income from continuing operations increased by $11.1 million primarily due to an increase in rental revenue of $2.0 million, a reduction in general and administrative expenses of $11.8 million, an increase in foreign exchange gains of $0.8 million and the decrease in the write-down of a long-lived asset of $2.7 million. These increases were partially offset by higher property operating costs of $0.9 million as well as depreciation and amortization expense of $0.5 million and an increase in income tax expense of $4.7 million, excluding the income tax recovery noted above.

Funds From Operations

	Six Months Ended June 30,
(in millions, except per share information)	2012	2011	Change
Income from continuing operations	$37,270	$39,051	(5%	)
Add back depreciation and amortization	21,510	21,023	2%

Funds from Operations ("FFO")	$58,780	$60,074	(2%	)

Basic and diluted FFO per share	$1.25	$1.28	(2%	)

Basic number of shares outstanding	46,882	46,919

Diluted number of shares outstanding	46,902	47,063

As noted above, the Company determines FFO using the definition prescribed in the U.S. by NAREIT.

The $1.3 million decrease in FFO compared to the prior year period is primarily due to decreased income from continuing operations of $1.8 million (see "RESULTS OF OPERATIONS FOR THE SIX-MONTHS ENDED JUNE 30, 2012 — Income From Continuing Operations") partially offset by an increased add back of depreciation and amortization expense of $0.5 million.

LIQUIDITY AND CAPITAL RESOURCES — CONTINUING OPERATIONS

The Company generated cash flows from operations of $28.4 million and $65.1 million in the three and six-month periods ended June 30, 2012, respectively. At June 30, 2012 the Company had cash and cash equivalents of $59.9 million and shareholders' equity of $889.0 million.

Cash Flows

Operating Activities

The Company generated cash from operations before changes in non-cash working capital balances of $30.3 million in the second quarter of 2012 compared to $39.2 million in the prior year period. The $8.9 million decrease is primarily due to the decrease in income from continuing operations of $7.7 million (see "RESULTS OF OPERATIONS FOR THE THREE-MONTHS ENDED JUNE 30, 2012 — Income From Continuing Operations") and a decrease in items not involving cash flows of $1.2 million. The change in non-cash working capital balances used cash of $1.9 million in the second quarter of 2012. This was largely due to a $3.7 million decrease in accounts payable and accruals (mainly related to the payment of accrued interest), a decrease in deferred revenue of $0.8 million, partially offset by a decrease in prepaid expenses and other of $0.5 million, a decrease in accounts receivable of $0.2 million and an increase in income taxes payable of $1.9 million. In the second quarter of 2011, the change in non-cash working capital balances used cash of $2.8 million primarily due to a $6.3 million decrease in accounts payable and accruals, a $4.1 million decrease in income taxes payable and a $3.7 million increase in accounts receivable, partially offset by a $6.8 million increase in deferred revenue and a $4.5 million decrease in prepaid expenses and other.

Granite Real Estate Inc.      2012    17

In the six-month period ended June 30, 2012 the Company generated cash from operations before changes in non-cash working capital balances of $61.0 million compared to $62.2 million in the prior year period. The $1.2 million decrease is primarily due to a $1.8 million decrease in income from continuing operations (see "RESULTS OF OPERATIONS FOR THE SIX-MONTHS ENDED JUNE 30, 2012 — Income From Continuing Operations") partially offset by a $0.5 million increase in items not involving cash flows. The change in non-cash working capital balances in the six-months ended June 30, 2012, provided cash of $4.1 million primarily due to a $4.6 million decrease in accounts receivable, a $1.5 million increase in accounts payable and accruals, and a $1.2 million increase in deferred revenue. These increases were partially offset by a $3.3 million decrease in income taxes payable. For the six-month period ended June 30, 2011, the change in non-cash working capital balances provided cash of $5.4 million due to a $7.1 million increase in deferred revenue, a $5.9 million decrease in prepaid expenses and other partially offset by a $5.5 million increase in accounts receivable and a $1.6 million decrease in income taxes payable.

Investing Activities

Cash used in investing activities for the three-month period ended June 30, 2012 was $6.9 million, which is primarily as a result of the cash payments for capital expenditures on real estate properties and fixed assets of $6.1 million and $0.9 million respectively. For the six-month period ended June 30, 2012, capital expenditures on real estate properties of $13.6 million and on fixed assets of $1.0 million were partially offset by the receipt of a $2.5 million instalment payment for the Lone Star note receivable resulting in cash used in investing activities of $12.1 million. In the three and six-month periods ended June 30, 2011, cash used in investing activities of $14.0 million and $26.1 million respectively was almost entirely related to cash payments for capital expenditures on real estate properties. The decrease in capital expenditures on real estate properties compared to the prior year period is primarily due to the timing of the investment in the expansion or improvement project.

Financing Activities

Cash used by financing activities in the three and six-month periods ended June 30, 2012, was $49.7 million and $49.1 million respectively, which included $47.0 million of dividend payments and $2.7 million related to the repurchase of common shares. For the six-months ended June 30, 2012, cash outflows also included $0.4 million in financing costs paid in respect to the credit facility that was entered into in February 2012, partially offset by $1.0 million in proceeds received on the issuance of shares from the exercise of stock options. Cash provided by financing activities in the second quarter of 2011 of $9.5 million included $12.0 million in net proceeds from bank indebtedness under the unsecured senior revolving credit facility, $6.7 million received from the exercise of stock options partially offset by $9.1 million of dividend payments. For the six-month period ended June 30, 2011, cash provided by financing activities of $7.3 million included $12.0 million net proceeds from bank indebtedness under the unsecured senior revolving credit facility, $6.7 million received from the exercise of stock options partially offset by dividend payments of $9.1 million and a $2.2 million payment related to a mortgage on an income-producing property which matured in January 2011.

Bank and Debenture Financing

On February 7, 2012, the Company entered into an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 7, 2014. However, the Company has the option to request an extension of the maturity date by one year to February 7, 2015. The Granite Credit Facility provides the Company with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $25.0 million with the consent of the lenders participating. There were no borrowings under this facility in the six-month period ended June 30, 2012.

Interest on drawn amounts will be calculated based on an applicable margin determined by the Company's external credit rating. Based on Granite's current credit rating, the Company would be subject to interest rate margins of up to 1.75% depending on the currency and form of advance.

18    Granite Real Estate Inc.      2012

In December 2004, Granite issued $265.0 million of 6.05% senior unsecured debentures (the "Debentures"), which are due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. The Debentures rank equally with all of Granite's existing and future unsecured indebtedness. At June 30, 2012, all of the Debentures remained outstanding. The total outstanding at June 30, 2012, was $263.4 million.

At June 30, 2012, the Company's debt to total capitalization ratio was 23%. Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At June 30, 2012, the Company was in compliance with its debt agreements and related covenants.

Credit Ratings

On October 11, 2011, DBRS confirmed the BBB rating on the Company's senior unsecured debentures with a stable trend and on November 21, 2011, Moody's Investors Service announced that it had upgraded Granite's senior unsecured debenture ratings to Baa3, from Ba1 with a stable outlook.

ARRANGEMENT TRANSFERRED ASSETS & BUSINESS (INCLUDED IN DISCONTINUED OPERATIONS)

On June 30, 2011, the Company completed the Arrangement whereby the Arrangement Transferred Assets & Business were transferred to the Stronach Shareholder in consideration for the cancellation of the Company's dual class share structure through which the Stronach Shareholder controlled the Company. As a result of the Arrangement, the financial position and results of operations of the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income-producing property located in Canada, have been presented as discontinued operations.

SIGNIFICANT MATTERS

Plan of Arrangement

On June 30, 2011, the Company completed the Arrangement under the Business Corporations Act (Ontario) which eliminated the Company's dual class share capital structure through which the Stronach Shareholder controlled the Company. Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated the Company's dual class capital structure through:

  i)
  the purchase for cancellation of 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including U.S. $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (the Company was granted an option to purchase at fair value certain of these development lands if needed to expand the Company's income-producing properties), a property located in the United States, an income-producing property located in Canada and cash in the amount of U.S. $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds from the sale of Lone Star LP, a 50% interest in future payments, if any, under a holdback agreement relating to Magna Entertainment Corp.'s ("MEC's") prior sale of The Meadows racetrack (the "Meadows Holdback Note") and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by the Company and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada; and

  ii)
  the purchase for cancellation by the Company of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share, which following

Granite Real Estate Inc.      2012    19

    cancellation of the Class B Shares and together with the then outstanding Class A Subordinate Voting Shares were renamed Common Shares.

The Maryland Jockey Club Complaint

On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, the Company, certain subsidiary entities and joint ventures, including The Maryland Jockey Club ("MJC") and certain of its subsidiaries (collectively, the "MJC Entities"), as well as the Company's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against the Company, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that the Company and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against the Company, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of U.S. $300 million in compensatory damages and U.S. $300 million in punitive damages. On March 25, 2011, a number of defendants, including the MJC Entities and the Company, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The Plaintiffs have sought to remand these claims to the Circuit Court for Baltimore City. The entire matter, in both the state and federal courts, was stayed by the United States Bankruptcy Court for the District of Delaware until it determined whether the claims were impacted by the bankruptcy of Indianapolis Downs, LLC. On September 6, 2011, the United States Bankruptcy Court for the District of Delaware entered an order denying the injunction motion and lifting the stay effective September 26, 2011. However, the federal court removal action remains pending as the Indiana defendants (not the Company) are opposing remand of that action. The federal court heard the motion for remand on November 21, 2011 and has not yet issued a ruling on this matter. The state court motions to transfer venue to the Circuit Court for Anne Arundel County remain before the Circuit Court of Baltimore City. All activities before the Circuit Court of Baltimore City, including the motions to transfer venue to Anne Arundel County, have been stayed pending resolution of the removal action pending in the U.S. District Court for the District of Maryland. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related parties against all losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. The Company provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs, however, the Company has retained independent counsel to monitor the litigation on its behalf. The Company believes this claim is without merit.

MEC's Chapter 11 Filing and Plan of Reorganization

On March 5, 2009, MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, the Company announced that MEC had filed the Joint Plan of Affiliated Debtors, an agreement amongst the Official Committee of Unsecured Creditors, the Company and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement in connection with the MEC Chapter 11 proceedings. The Plan provided, among other things, that the assets of MEC remaining after certain asset sales were to be transferred to the Company, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest

20    Granite Real Estate Inc.      2012

City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. and XpressBet, Inc. On March 23, 2010, the Plan was amended to include the transfer of MJC to the Company (together with the assets referred to in the preceding sentence, the "MEC Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

INCOME FROM DISCONTINUED OPERATIONS — THREE MONTHS ENDED JUNE 30, 2012

For the three-month period ended June 30, 2012, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011. Discontinued operations in the three and six-month periods ended June 30, 2011 include those related to the Arrangement Transferred Assets & Business that were transferred to the Stronach Shareholder pursuant to the Arrangement.

	Three Months Ended June 30,
	2012	2011
Revenues	$—	$90.8
Purses, awards and other	—	51.2
Operating costs	—	32.7
Property operating costs	—	0.4
General and administrative	—	12.2
Depreciation and amortization	—	0.1
Interest income	—	(0.1)
Equity income	—	(0.9)

Loss before income taxes	—	(4.8)
Income tax recovery	—	(1.1)

Loss from operations	—	(3.7)
Net gain on disposition of discontinued operations, net of income taxes of $10.5 million	—	87.4

Income from discontinued operations	$—	$83.7

Loss from operations for the second quarter of 2011 amounts to $3.7 million and is comprised of net losses from the Racing & Gaming Business of $1.3 million and net losses of $2.4 million from lands held for development, a property located in the United States and an income-producing property located in Canada. The Racing & Gaming Business net loss was generally reflective of the seasonality of when the racetracks hold live racing. The net loss of the lands held for development and properties located in the United States and Canada relates primarily to the rental income earned less carrying costs associated with these properties.

The distribution of the assets and liabilities under the Arrangement is considered a non-pro rata distribution and therefore has been recorded at fair value. Accordingly, the gain on disposal of the discontinued operations of $87.4 million net of income tax of $10.5 million was determined by the difference in the fair values and carrying values of the net assets disposed, net of costs of disposal. For further details on the disposal of the Arrangement Transferred Assets & Business, refer to note 16 to the unaudited interim consolidated financial statements for the three and six-month periods ended June 30, 2012.

Granite Real Estate Inc.      2012    21

INCOME FROM DISCONTINUED OPERATIONS — SIX MONTHS ENDED JUNE 30, 2012

	Six Months Ended June 30,
	2012	2011
Revenues	$—	$262.3
Purses, awards and other	—	148.6
Operating costs	—	80.2
Property operating costs	—	0.9
General and administrative	—	21.8
Depreciation and amortization	—	3.4
Interest income	—	(0.3)
Foreign exchange gains	—	(0.1)
Equity loss	—	2.0

Income before income taxes	—	5.8
Income tax recovery	—	(1.2)

Income from operations	—	7.0
Net gain on disposition of discontinued operations, net of income taxes of $10.5 million	—	87.4

Income from discontinued operations	$—	$94.4

Income from operations for the six-month period ended June 30, 2011 amounts to $7.0 million and is comprised of net income from the Racing & Gaming Business of $9.8 million partially offset by net losses of $2.8 million from lands held for development, a property located in the United States and an income-producing property located in Canada. The Racing & Gaming Business net income included $2.0 million of its proportionate share of losses from joint venture investments. The remainder of the Racing & Gaming Business net income was generally reflective of the seasonality of when the racetracks hold live racing. The net loss of $2.8 million from the lands held for development primarily relates to carrying costs associated with these properties.

NET INCOME

Three-months ended June 30, 2012

Net income for the second quarter of 2012 decreased by $91.3 million to $18.7 million from $110.0 million in the prior year period. The decrease was due to the decrease in income from discontinued operations of $83.7 million and income from continuing operations of $7.7 million.

Six-months ended June 30, 2012

Net income for the six-month period ended June 30, 2012 decreased by $96.2 million to $37.3 million from $133.5 million in the prior year period. The decrease was due to the decrease in income from discontinued operations of $94.4 million and income from continuing operations of $1.8 million.

CONTROLS AND PROCEDURES

During the second quarter of 2012, there were no changes in the internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

22    Granite Real Estate Inc.      2012

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, other than as discussed in this MD&A, refer to notes 6, 14 and 17 to the accompanying unaudited interim consolidated financial statements for the three and six-months ended June 30, 2012.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. There were no related party transactions in the three and six-month periods ended June 30, 2012.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,818,376 Common Shares outstanding.

DIVIDENDS

In March 2012, the Board of Directors (the "Board") declared a dividend of U.S. $0.50 in respect of the three-month period ended December 31, 2011, which was paid on or about April 12, 2012 to shareholders of record at the close of business on March 23, 2012. On May 9, 2012, in respect of the three-month period ended March 31, 2012, the Board declared a Cdn. dollar denominated dividend of $0.50, which was paid on or about June 14, 2012 to shareholders of record at the close of business on May 25, 2012. On August 8, 2012, in respect of the three-month period ended June 30, 2012, the Board declared a Cdn. dollar denominated dividend of $0.50, which will be paid on or about September 13, 2012 to shareholders of record at the close of business on August 24, 2012.

RISKS AND UNCERTAINTIES

Investing in our Common Shares involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011, and remain substantially unchanged in respect of the three and six-month periods ended June 30, 2012.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting standards and developments is detailed in note 1 of the Company's annual consolidated financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates the disclosure for any material changes. In the six-month period ended June 30, 2012, the Company adopted two new accounting standards under U.S. GAAP that did not impact the Company's financial statements. For details of accounting standards adopted by the Company, refer to note 1(e) to the unaudited interim consolidated financial statements for the three and six-months ended June 30, 2012.

Change in Reporting Currency

The consolidated financial statements for periods prior to January 1, 2012, were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's stated

Granite Real Estate Inc.      2012    23

intention of becoming a Canadian based REIT, and to mitigate the impact of foreign exchange fluctuations on our reported results, effective January 1, 2012, the Company's reporting currency was changed to the Cdn. dollar. With the change in the reporting currency, all comparative financial information has been recast from U.S. dollars to Cdn. dollars to reflect our consolidated financial statements as if they had been historically reported in Cdn. dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Cdn. dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income were translated into Cdn. dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income (loss) and accumulated other comprehensive loss. The impact of the change in reporting currency on the consolidated statement of income for the three and six-month periods ended June 30, 2011 and the net assets/shareholders' equity as at December 31, 2011 on the Company's balance sheet is summarized in the tables below:

	Three-month period ended June 30, 2011
Consolidated statement of income	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Rental revenue	$46.4	$(1.5)	$44.9
Income from continuing operations	27.3	(0.9)	26.4
Net income	113.0	(3.0)	110.0
Diluted earnings from continuing operations
attributable to each Granite Common or Class B Share	0.58	(0.02)	0.56

	Six-month period ended June 30, 2011
Consolidated statement of income	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Rental revenue	$91.2	$(2.1)	$89.1
Income from continuing operations	40.1	(1.0)	39.1
Net income	136.7	(3.2)	133.5
Diluted earnings from continuing operations
attributable to each Granite Common or Class B Share	0.86	(0.03)	0.83

	As at December 31, 2011
Consolidated balance sheet	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Common shares	$1,521.1	$598.4	$2,119.5
Contributed surplus	57.6	4.6	62.2
Deficit	(845.8)	(30.6)	(876.4)
Accumulated other comprehensive income (loss)	161.1	(557.2)	(396.1)

Total shareholders' equity	$894.0	$15.2	$909.2

The $0.6 billion impact of the change in reporting currency on Common Shares is due to the effect of translating the consolidated balance at the historical exchange rate. The Cdn. dollar has appreciated since the formation of the Company. The resulting impact of translating Common Shares, contributed surplus and deficit at historical rates is recorded in accumulated other comprehensive loss.

24    Granite Real Estate Inc.      2012

CRITICAL ACCOUNTING ESTIMATES

Information on critical accounting estimates is detailed in the annual financial statements and MD&A for the year ended December 31, 2011. On a quarterly basis, the Company updates that disclosure for any material changes.

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 1 of the unaudited interim consolidated financial statements and the 2011 annual financial statements for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per share information)

	Q3'10(1)	Q4'10(1)	Q1'11(1)	Q2'11(1)	Q3'11(1)	Q4'11(1)	Q1'12	Q2'12
Revenue:
Real Estate Business
Rental revenue	$44,258	$44,148	$44,231	$44,861	$45,485	$46,360	$45,660	$45,455

Income (loss) from continuing operations
Real Estate Business(2),(3)	$14,464	$(1,039)	$12,689	$26,362	$15,277	$3,614	$18,563	$18,707

Net income (loss):
Real Estate Business(2),(3)	$14,464	$(1,039)	$12,689	$26,362	$15,277	$3,614	$18,563	$18,707
Discontinued operations(2)	(25,375)	(89,011)	10,765	83,684	—	—	—	—

	$(10,911)	$(90,050)	$23,454	$110,046	$15,277	$3,614	$18,563	$18,707

Basic and diluted earnings (loss) per share from continuing operations	$0.31	$(0.02)	$0.27	$0.56	$0.33	$0.08	$0.40	$0.40

Basic earnings (loss) per share	$(0.23)	$(1.93)	$0.50	$2.34	$0.33	$0.08	$0.40	$0.40

Diluted earnings (loss) per share	$(0.23)	$(1.93)	$0.50	$2.33	$0.33	$0.08	$0.40	$0.40

FFO
Real Estate Business(3)	$25,019	$9,571	$23,136	$36,938	$25,902	$14,576	$29,406	$29,374

Diluted FFO per share
Real Estate Business(3)	$0.54	$0.20	$0.49	$0.78	$0.55	$0.31	$0.63	$0.63

Basic shares outstanding	46,708	46,708	46,708	47,128	46,843	46,871	46,884	46,880

Diluted shares outstanding	46,708	46,708	46,947	47,165	46,862	46,883	46,906	46,896

(1)
Quarterly information was previously presented in U.S. dollars (see "SIGNIFICANT MATTERS — Currency Change for Financing Reporting and Dividends").

(2)
As a result of the Arrangement, the results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations for all periods presented. The Racing & Gaming Business results of operations are included in the Company's consolidated results of operations subsequent to the effective date of the Plan of April 30, 2010 (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"). For the third and fourth quarters of 2011 and the first and second quarters of 2012, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011.

(3)
The Real Estate Business' results for 2012 include (i) $0.3 million and $0.8 million ($0.2 million and $0.7 million net of income taxes) in the first and second quarters respectively, of appraisal, environmental and valuation costs related to income-producing properties, (ii) $0.8 million and $0.7 million ($0.8 million and $0.7 million net of income taxes) in the first and second quarters respectively, of advisory costs related to the planned REIT conversion and (iii) $0.3 million ($0.2 million net of income taxes) in the first quarter relating to employee terminations costs.

  The Real Estate Business' results for 2011 include (i) $5.9 million and $2.3 million ($5.9 million and $1.8 million net of income taxes) in the first and second quarters respectively, of advisory and other costs primarily incurred in connection with the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement") and the settlement of an outstanding legal proceeding, (ii) $2.7 million ($1.7 million net of income taxes) in the second quarter relating to a write-down of an income-producing commercial office building, (iii) $12.9 million in income tax recovery relating to an internal amalgamation completed in 2010 that was set aside and cancelled during the second quarter, (iv) $5.4 million ($3.8 million net of income taxes) and $1.6 million ($1.1 million net of income taxes) in the third and fourth quarters respectively relating to employee termination costs and (v) a write-down of $16.7 million ($13.5 million net of income taxes) relating to two income-producing properties in Austria and Germany in the fourth quarter.

Granite Real Estate Inc.      2012    25

  The Real Estate Business' results for 2010 include (i) $0.9 million and $0.8 million ($0.9 million and $0.8 million net of income taxes) in the third and fourth quarters respectively, of advisory and other costs primarily incurred in connection with the Company's involvement in the Debtors' Chapter 11 process (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization") and (ii) $12.9 million in the fourth quarter of income tax expense relating to an internal reorganization completed in 2010. The purchase price consideration adjustment of $19.3 million and $2.4 million incurred in the third and fourth quarters of 2010 respectively, partially offset with a $0.7 million purchase price consideration adjustment incurred in the first quarter of 2011 has been retrospectively adjusted to the second quarter of 2010 as certain of the fair values of the MEC Transferred Assets were accounted for in accordance with Accounting Standards Codification 805, "Business Combinations". These fair values were preliminary in nature and subject to change in future reporting periods. Such changes in estimates are accounted for on a retrospective basis as at the acquisition date.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this MD&A contains forward-looking statements regarding a proposed conversion to a REIT, the proposed fortification and growth of Granite's relationship with Magna and the proposed expansion and diversification of Granite's lease portfolio. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that the timing or completion of the REIT conversion process cannot be predicted with certainty, and there can be no assurance at this time that all required or desirable approvals and consents to effect a conversion will be obtained in a timely manner or at all. There can also be no assurance that the proposed fortification and growth of Granite's relationship with Magna, the proposed expansion and diversification of Granite's lease portfolio, and expected increases in leverage can be achieved in a timely manner, or at all. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to: the risk of changes to tax or other laws that may adversely affect the REIT conversion; the inability of Granite to implement a suitable structure for the REIT conversion; the inability to obtain all required consents and approvals for the REIT conversion; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to fortify and grow its relationship with Magna and expand and diversify its lease portfolio; and the risks set forth in the Risk Factors section in the Company's Annual Information Form for 2011, filed on SEDAR at sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2011, which investors are strongly advised to review. The Risk Factors section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

26    Granite Real Estate Inc.      2012

Interim Consolidated
Financial Statements and Notes
 For the period ended June 30, 2012

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(Canadian dollars in thousands)
(Unaudited)

As at	June 30, 2012	December 31, 2011
		(previously in US dollars — note 1(c))
ASSETS
Non-current assets:
Real estate properties, net (note 2)	$1,140,242	$1,154,780
Deferred rent receivable	12,111	12,704
Future tax assets	2,099	1,292
Note receivable (note 3)	2,548	2,543
Fixed assets, net	1,364	36
Other assets (note 4)	3,524	3,598

	1,161,888	1,174,953
Current assets:
Current portion of note receivable (note 3)	2,802	5,339
Accounts receivable	1,869	6,557
Income taxes receivable	610	1,012
Prepaid expenses and other	559	645
Cash and cash equivalents	59,942	56,908

Total assets	$1,227,670	$1,245,414

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net	$263,412	$263,236
Future tax liabilities	30,567	30,224
Deferred revenue	3,441	3,989

	297,420	297,449
Current liabilities:
Deferred revenue	5,314	3,599
Accounts payable and accrued liabilities (note 5)	19,149	14,441
Income taxes payable	16,765	20,685

Total liabilities	338,648	336,174

Shareholders' equity:
Common shares (note 8) (Shares issued — 46,818; December 31, 2011 — 46,871)	2,116,906	2,119,515
Contributed surplus (note 9)	63,146	62,215
Deficit	(885,760)	(876,375)
Accumulated other comprehensive loss (note 10)	(405,270)	(396,115)

Total shareholders' equity	889,022	909,240

Total liabilities and shareholders' equity	$1,227,670	$1,245,414

Commitments and contingencies (notes 6, 17)

See accompanying notes

28    Granite Real Estate Inc.      2012

Consolidated Statements of Income
(Canadian dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1(c))		(previously in US dollars — note 1(c))
Rental revenue	$45,455	$44,861	$91,115	$89,092

Operating costs, expenses and income
Property operating costs	1,398	884	2,462	1,587
General and administrative	6,239	11,438	12,731	24,495
Depreciation and amortization	10,667	10,576	21,510	21,023
Interest expense and other financing costs, net	3,968	3,781	7,958	7,815
Foreign exchange losses (gains)	(628)	(61)	(278)	459
Write-down of long-lived asset	—	2,735	—	2,735

Income before income taxes	23,811	15,508	46,732	30,978
Income tax expense (recovery) (note 7)	5,104	(10,854)	9,462	(8,073)

Income from continuing operations	18,707	26,362	37,270	39,051
Income from discontinued operations (note 16)	—	83,684	—	94,449

Net income	$18,707	$110,046	$37,270	$133,500

Basic earnings attributable to each Granite Common or Class B Share (note 12)
— continuing operations	$0.40	$0.56	$0.79	$0.83
— discontinued operations	—	1.78	—	2.01

Total	$0.40	$2.34	$0.79	$2.84

Diluted earnings attributable to each Granite Common or Class B Share (note 12)
— continuing operations	$0.40	$0.56	$0.79	$0.83
— discontinued operations	—	1.77	—	2.01

Total	$0.40	$2.33	$0.79	$2.84

Weighted average number of Common and Class B Shares outstanding during the period (in thousands) (note 12)
— Basic	46,880	47,128	46,882	46,919
— Diluted	46,896	47,165	46,902	47,063

See accompanying notes

Granite Real Estate Inc.      2012    29

Consolidated Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))
Net income	$18,707	$110,046	$37,270	$133,500
Other comprehensive income (loss):
Foreign currency translation adjustment (note 10)	(8,561)	13,974	(9,155)	13,200
Reclassification to net income of foreign currency translation gain of discontinued operations upon deconsolidation (note 10)	—	(639)	—	(639)
Reclassification to net income of net unrecognized actuarial pension loss of discontinued operations upon deconsolidation (note 10)	—	119	—	119

Comprehensive income	$10,146	$123,500	$28,115	$146,180

See accompanying notes

 Consolidated Statements of Changes in Deficit
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))
Deficit, beginning of period	$(881,016)	$(291,684)	$(876,375)	$(310,593)
Net income	18,707	110,046	37,270	133,500
Dividends	(23,451)	(4,591)	(46,655)	(9,136)
Distribution under Plan of Arrangement (notes 1, 16)	—	(680,630)	—	(680,630)

Deficit, end of period	$(885,760)	$(866,859)	$(885,760)	$(866,859)

See accompanying notes

30    Granite Real Estate Inc.      2012

Consolidated Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))
OPERATING ACTIVITIES
Income from continuing operations	$18,707	$26,362	$37,270	$39,051
Items not involving current cash flows (note 13(a))	11,592	12,871	23,703	23,194
Changes in non-cash working capital balances (note 13(b))	(1,877)	(2,766)	4,123	5,372

Cash provided by operating activities	28,422	36,467	65,096	67,617

INVESTING ACTIVITIES
Real estate property additions	(6,080)	(14,068)	(13,648)	(26,187)
Proceeds from note receivable (note 3)	—	—	2,466	—
Decrease in other assets	38	39	77	77
Fixed asset additions	(870)	(4)	(1,034)	(10)

Cash used in investing activities	(6,912)	(14,033)	(12,139)	(26,120)

FINANCING ACTIVITIES
Dividends paid	(46,989)	(9,145)	(46,989)	(9,145)
Repurchase of common shares	(2,694)	—	(2,694)	—
Issuance of shares	—	6,656	956	6,656
Financing costs paid	—	—	(410)	—
Proceeds from bank indebtedness	—	28,000	—	32,500
Repayment of bank indebtedness	—	(16,000)	—	(20,500)
Repayment of long-term debt	—	—	—	(2,242)

Cash provided by (used in) financing activities	(49,683)	9,511	(49,137)	7,269

Effect of exchange rate changes on cash and cash equivalents	(213)	176	(786)	1,435

Net cash flows provided by (used in) continuing operations	(28,386)	32,121	3,034	50,201

DISCONTINUED OPERATIONS
Cash provided by operating activities	—	1,872	—	293
Cash used in investing activities	—	(41,819)	—	(47,944)

Net cash flows used in discontinued operations	—	(39,947)	—	(47,651)

Net increase (decrease) in cash and cash equivalents during the period	(28,386)	(7,826)	3,304	2,550
Cash and cash equivalents, beginning of period	88,328	95,322	56,908	84,946

Cash and cash equivalents, end of period	$59,942	$87,496	$59,942	$87,496

See accompanying notes

Granite Real Estate Inc.      2012    31

Notes to Interim Consolidated Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at June 30, 2012 and December 31, 2011 and for the three and six-month periods ended June 30, 2012 and 2011 are unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

(a)  Organization, Segmented Information and Basis of Presentation

  Organization

  On June 13, 2012, Granite Real Estate Inc. ("Granite" or the "Company") changed its name from MI Developments Inc. following shareholder approval of the name change at its annual general and special meeting. The Company is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. The Company was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and the Company. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one Class A Subordinate Voting Share for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. The Company also acquired Magna's controlling interest in MEC as a result of this spin-off transaction.

  On March 5, 2009, MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, the Company announced that MEC had filed the Joint Plan of Affiliated Debtors, an agreement amongst the Official Committee of Unsecured Creditors, the Company and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement in connection with the MEC Chapter 11 proceedings. The Plan provided, among other things, that the assets of MEC remaining after certain asset sales were to be transferred to the Company, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet®"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to the Company (together with the assets referred to in the preceding sentence, the "MEC Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

  On June 30, 2011, the Company completed a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) which eliminated the Company's dual class share capital structure through which Mr. Frank Stronach and his family controlled the Company (the "Stronach Shareholder"). Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and, on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated the Company's dual class share capital structure through:

  i)
  the purchase for cancellation of 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including U.S. $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (the Company was granted an option to

32    Granite Real Estate Inc.      2012

    purchase at fair value certain of these development lands if needed to expand the Company's income-producing properties), a property located in the United States, an income-producing property located in Canada and cash in the amount of U.S. $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds from the sale of Lone Star LP (note 3), a 50% interest in any future payments under a holdback agreement relating to MEC's prior sale of The Meadows racetrack (note 17(e)) and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by the Company and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada (the assets and liabilities transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as the "Arrangement Transferred Assets & Business"); and

  ii)
  the purchase for cancellation by the Company of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share, which following cancellation of the Class B Shares and together with the then outstanding Class A Subordinate Voting Shares were renamed Common Shares.

  Segmented Information

  The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. Subsequent to the effective date of the Plan on April 30, 2010 until the completion of the Arrangement on June 30, 2011, the Company's operations were segmented between the "Real Estate Business" and the "Racing & Gaming Business". The Company's reportable segments were determined based upon the distinct nature of their operations and that each segment offered different services and was managed separately. However, as a result of the Arrangement noted above, the financial position and results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations (note 16) and, as such, have been excluded from continuing operations for the three and six-month periods ended June 30, 2011. Accordingly, the Company's single reportable segment pertains to the Real Estate Business' income-producing properties.

  The Company's lands held for development and associated assets and liabilities, a property located in the United States and an income-producing property located in Canada were previously presented in the Real Estate Business segment and have been presented as discontinued operations for the three and six-month periods ended June 30, 2011.

  Real Estate Business

  Granite is a Canadian-based real estate company engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe. The Company owns and manages approximately 28 million square feet in 105 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. (together "Magna") as our largest tenants, together with tenants from other industries.

  Racing & Gaming Business

  As a result of the Plan, following the close of business on April 30, 2010, the Company became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horse racing content to the inter-track, off-track and account wagering markets.

  As a result of the Arrangement, the Racing & Gaming Business is included in discontinued operations (note 16). The Racing & Gaming Business owned and operated four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, including: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also included: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to

Granite Real Estate Inc.      2012    33

  Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing; a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

  Basis of Presentation

  The accompanying unaudited interim consolidated financial statements include the accounts of Granite and its subsidiaries (references to "Granite" or the "Company" include Granite's subsidiaries). All significant intercompany balances and transactions have been eliminated.

(b)  Consolidated Financial Statements

  The accompanying unaudited interim consolidated financial statements have been prepared in Canadian dollars in conformity with United States generally accepted accounting principles ("U.S. GAAP") and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2011.

  The accompanying unaudited interim consolidated financial statements do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2011.

  The preparation of interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from these estimates. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the financial position at June 30, 2012 and December 31, 2011, and the results of operations and cash flows for the three and six-month periods ended June 30, 2012 and 2011.

(c)  Change in Reporting Currency

  The consolidated financial statements for previous periods prior to January 1, 2012, were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's stated intention of becoming a Canadian Real Estate Investment Trust, and to mitigate the impact of foreign exchange fluctuations on the Company's reported results, effective January 1, 2012, the Company's reporting currency was changed to the Canadian dollar. With the change in the reporting currency, all comparative financial information has been recast from U.S. dollars to Canadian dollars to reflect the Company's consolidated financial statements as if they had been historically reported in Canadian dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Canadian dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income were translated into Canadian dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income (loss) and accumulated other comprehensive loss. The impact of the change in reporting currency on the consolidated statement of income for the three and six-month periods ended

34    Granite Real Estate Inc.      2012

  June 30, 2011 and the net assets/shareholders' equity as at December 31, 2011 on the Company's consolidated balance sheet is summarized in the tables below:

Three-month period ended June 30, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Consolidated statement of income
Rental revenue	$46,361	$(1,500)	$44,861
Income from continuing operations	27,292	(930)	26,362
Net income	113,008	(2,962)	110,046
Diluted earnings from continuing operations attributable to each Granite Common or Class B Share	0.58	(0.02)	0.56

Six-month period ended June 30, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Consolidated statement of income
Rental revenue	$91,228	$(2,136)	$89,092
Income from continuing operations	40,128	(1,077)	39,051
Net income	136,729	(3,229)	133,500
Diluted earnings from continuing operations attributable to each Granite Common or Class B Share	0.86	(0.03)	0.83

As at December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN
Consolidated balance sheet
Common shares	$1,521,093	$598,422	$2,119,515
Contributed surplus	57,636	4,579	62,215
Deficit	(845,770)	(30,605)	(876,375)
Accumulated other comprehensive income (loss)	161,085	(557,200)	(396,115)

Total shareholders' equity	$894,044	$15,196	$909,240

  The $0.6 billion impact of the change in reporting currency on Common Shares is due to the effect of translating the consolidated balance at the historical exchange rate. The Canadian dollar has appreciated since the formation of the Company. The resulting impact of translating Common Shares, contributed surplus and deficit at historical exchange rates is recorded in accumulated other comprehensive loss.

(d)  Comparative Amounts

  Property operating costs and certain expenses have been reclassified in the consolidated statement of income for the three and six-month periods ended June 30, 2011 to conform to the current period's presentation.

(e)  Accounting Changes

  Fair Value Measurement

  In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The amendments are applied prospectively and are effective for interim and annual periods beginning after

Granite Real Estate Inc.      2012    35

  December 15, 2011. The adoption of ASU 2011-04, effective January 1, 2012, did not have any impact on the Company's consolidated financial statements except for additional disclosure requirements when applicable particularly relating to Level 3 fair value measurements.

  Comprehensive Income

  In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity, and requires the presentation of components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. ASU 2011-05 is effective, on a retrospective basis, for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-05, effective January 1, 2012, did not have any impact on the Company's consolidated financial statements.

2.     REAL ESTATE PROPERTIES, NET

Real estate properties consist of:

As at	June 30, 2012	December 31, 2011
		(previously in US dollars — note 1 (c))

Income-producing properties
Land and improvements	$201,068	$202,753
Buildings, parking lots and roadways — cost	1,435,233	1,441,086
Buildings, parking lots and roadways — accumulated depreciation	(508,668)	(491,615)

	1,127,633	1,152,224
Development properties
Properties under development	12,609	2,556

	$1,140,242	$1,154,780

3.     NOTE RECEIVABLE

On May 16, 2011, the sale of Lone Star LP was completed and the unsecured creditors of MEC received the first U.S. $20.0 million of the net proceeds from the sale and the Company received U.S. $25.8 million, net of a working capital adjustment and closing costs. The net proceeds received by the Company of U.S. $25.8 million consisted of U.S. $10.8 million in cash, U.S. $0.5 million of which is being held in escrow to cover any potential claims by the purchaser, and a note receivable of U.S. $15.0 million. The note receivable bears interest at 5.0% per annum and is payable in three U.S. $5.0 million instalments plus accrued interest every nine months on February 15, 2012, November 15, 2012 and August 15, 2013. On February 21, 2012, the Company received its portion of the first instalment of the note receivable of $2.5 million plus accrued interest of $0.3 million. The note receivable is unsecured and has been guaranteed by the parent company of the purchaser.

In connection with the Arrangement, the proceeds from the sale of Lone Star LP are shared equally between the Company and the Stronach Shareholder. Payments relating to the note receivable from the sale of Lone Star LP are made to the Stronach Shareholder who remits 50% of those payments to the Company pursuant to the terms of the Arrangement.

36    Granite Real Estate Inc.      2012

4.     OTHER ASSETS

Other assets consist of:

As at	June 30, 2012	December 31, 2011
		(previously in US dollars — note 1 (c))

Tenant inducements	$1,850	$1,976
Deferred leasing costs	1,123	1,195
Deferred financing costs	325	—
Long-term receivables	226	427

	$3,524	$3,598

5.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	June 30, 2012	December 31, 2011
		(previously in US dollars — note 1 (c))

Accounts payable	$6,319	$4,538
Accrued salaries and wages	2,262	1,549
Accrued interest payable	388	387
Accrued construction payable	4,565	4,233
Accrued director share-based compensation	1,582	986
Other accrued liabilities	4,033	2,748

	$19,149	$14,441

6.     BANK INDEBTEDNESS

On February 7, 2012, the Company entered into an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 7, 2014. However, the Company has the option to request an extension of the maturity date by one year to February 7, 2015. The Granite Credit Facility provides the Company with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $25.0 million with the consent of the participating lenders. No amounts were drawn under this facility in the six-month period ended June 30, 2012.

Interest on drawn amounts will be calculated based on an applicable margin determined by the Company's external credit rating. Based on Granite's current credit rating, the Company would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or Canadian dollar bankers' acceptance rate) depending on the currency the Company borrows in plus an applicable margin of up to 1.75%.

7.     INCOME TAXES

During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur a $12.9 million tax liability which was recorded as a current tax expense during 2010. During the three-month period ended June 30, 2011, the Ontario Superior Court of Justice accepted the Company's

Granite Real Estate Inc.      2012    37

application to have the amalgamation set aside and cancelled with the result that a current income tax recovery of $12.9 million was recorded during the three and six-month periods ended June 30, 2011.

8.     SHARE CAPITAL

Prior to June 30, 2011, the Company had two classes of outstanding share capital; Class A Subordinate Voting Shares and Class B Shares. In accordance with the Arrangement (note 1), on June 30, 2011 the Company's Articles were amended to delete the Class B Shares from the authorized capital of Granite and to make non-substantive consequential changes to its Articles including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares. On June 30, 2011, 363,414 Class B Shares held by the Stronach Shareholder were purchased for cancellation upon the transfer to the Stronach Shareholder of the Arrangement Transferred Assets & Business. The remaining 183,999 Class B Shares were purchased for cancellation in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share which were renamed Common Shares.

Changes in the Company's share capital for the three and six-month periods ended June 30, 2012 are shown in the following table:

	Number (000s)	Stated Value
		(previously in US dollars — note 1 (c))

Shares issued and outstanding, January 1, 2012	46,871	$2,119,515
Issued on exercise of stock options	30	1,143

Shares issued and outstanding, March 31, 2012	46,901	2,120,658
Repurchase of Common Shares for cancellation	(83)	(3,752)

Shares issued and outstanding, June 30, 2012	46,818	$2,116,906

On November 25, 2011, the Toronto Stock Exchange ("TSX") accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB") to purchase up to 3,998,589 Common Shares, representing approximately 10% of the public float and 8.5% of the issued and outstanding Common Shares. Pursuant to the NCIB, Granite may purchase Common Shares through the facilities of the TSX, the New York Stock Exchange ("NYSE") and any alternative trading system in Canada. The NCIB will terminate on the earlier of the date on which the maximum purchases allowed have been completed or November 28, 2012. Purchases of Common Shares are made at the market price at the time of purchase and all Common Shares purchased are cancelled. As at June 30, 2012, the Company has repurchased 82,980 Common Shares for cash consideration of $2.7 million. The excess of the weighted average consideration originally received for the Common Shares repurchased over the cash paid of $1.1 million was charged to contributed surplus (note 9).

38    Granite Real Estate Inc.      2012

9.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Contributed surplus, beginning of period	$62,098	$63,542	$62,215	$63,542
Repurchase of Common Shares (note 8)	1,058	—	1,058	—
Stock-based compensation	(10)	—	60	—
Transfer to share capital on exercise of stock options	—	(1,619)	(187)	(1,619)

Contributed surplus, end of period	$63,146	$61,923	$63,146	$61,923

10.  ACCUMULATED OTHER COMPREHENSIVE LOSS

Changes in the Company's accumulated other comprehensive loss are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Accumulated other comprehensive loss, beginning of period	$(396,709)	$(397,445)	$(396,115)	$(396,671)
Foreign currency translation adjustment(i)	(8,561)	13,974	(9,155)	13,200
Reclassification to net income of foreign currency translation gain of discontinued operations upon deconsolidation(ii)	—	(639)	—	(639)
Reclassification to net income of net unrecognized actuarial pension loss of discontinued operations upon deconsolidation(ii)	—	119	—	119

Accumulated other comprehensive loss, end of period(iii)	$(405,270)	$(383,991)	$(405,270)	$(383,991)

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the Canadian dollar. During the three and six-month periods ended June 30, 2012, the Company reported unrealized currency translation losses primarily due to the weakening of the euro against the Canadian dollar, partially offset by currency translation gains from the strengthening of the U.S. dollar against the Canadian dollar. During the three and six-month periods ended June 30, 2011, the Company reported unrealized currency translation gains primarily due to the strengthening of the euro against the Canadian dollar, which was partially offset by currency translation losses from the weakening of the U.S. dollar against the Canadian dollar.

(ii)
Included in "income from discontinued operations" on the consolidated statements of income for the three and six-month periods ended June 30, 2011 is the reclassification to net income of a $0.6 million foreign currency translation gain and a $0.1 million unrecognized actuarial pension loss associated with the Racing & Gaming Business upon deconsolidation.

Granite Real Estate Inc.      2012    39

(iii)
Accumulated other comprehensive loss consists of:

As at	June 30, 2012	December 31, 2011
		(previously in US dollars — note 1 (c))

Foreign currency translation adjustment	$(405,270)	$(396,115)

11.  STOCK-BASED COMPENSATION

On August 29, 2003, the Board of Directors approved the Incentive Stock Option Plan (the "Granite Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the Granite Plan were approved by the Company's shareholders at the May 11, 2007 annual and special meeting, and became effective on June 6, 2007. At June 30, 2012, a maximum of 2.09 million Common Shares are available to be issued under the Granite Plan.

The Company has historically granted stock options to certain directors and officers to purchase Common Shares. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by the Company with each recipient of options. No stock options have been granted since August 2010.

A reconciliation of the changes in stock options outstanding is presented below:

	Six Months Ended June 30,
	2012		2011
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Stock options outstanding, January 1	235	$31.99	835	$22.66
Exercised	(30)	31.85	—	—

Stock options outstanding, March 31	205	32.01	835	22.66
Exercised	—	—	(465)	14.20
Cancelled	—	—	(10)	31.85

Stock options outstanding and exercisable, June 30	205	$32.01	360	$33.33

Effective November 3, 2003, Granite established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Common Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Common Shares. The DSP also takes into account any dividends paid on the Common Shares. Effective January 1, 2008, the DSP was amended such that directors were required to receive at least 50% of their Board retainer fees in DSUs. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Common Shares in exchange for DSUs.

40    Granite Real Estate Inc.      2012

A reconciliation of the changes in DSUs outstanding is presented below:

	Six Months Ended June 30,
	2012 (000s)	2011 (000s)
DSUs outstanding, January 1	31	156
Granted	7	1

DSUs outstanding, March 31	38	157
Granted	8	3

DSUs outstanding, June 30	46	160

Effective August 7, 2011, Granite established an Executive Share Unit Plan (the "Share Plan"). The Share Plan is designed to provide equity-based compensation in the form of share units to executives and other key employees (the "Participants"). The maximum number of Common Shares which may be issued pursuant to the Share Plan is 1.0 million. The Share Plan entitles a Participant to receive one Common Share for each share unit or a cash payment equal to the market value of the share unit, which on any date is the volume weighted average trading price of a Common Share on the TSX or NYSE over the preceding five trading days. Vesting conditions in respect of a grant are determined by the Compensation Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of share units. The Share Plan also provides for the accrual of dividend equivalent amounts based on dividends paid on the Common Shares. Share units are, unless otherwise agreed, settled within 60 days following vesting. During the second quarter of 2012, the Company received shareholder approval of the Share Plan and the settlement of share units by the issuance of Common Shares.

A reconciliation of the changes in share units outstanding is presented below:

	Six Months Ended June 30, 2012
	Number (000s)	Weighted Average Grant Date Fair Value
Share units outstanding, January 1	26	$25.39
Granted	31	34.13
Forfeited	(4)	25.39

Share units outstanding, March 31	53	30.47
Granted	1	33.95
Settled	(9)	25.51

Share units outstanding, June 30	45	$32.44

During the three-month period ended June 30, 2012, 15 thousand share units vested, with a weighted average grant date fair value of $25.64. These share units were not settled and remained outstanding at June 30, 2012. Also during the three-month period ended June 30, 2012, prior to receiving shareholder approval of the settlement of share units by the issuance of Common Shares, nine thousand share units, with a weighted average grant date fair value of $25.51, were settled for cash in the amount of $0.3 million. At June 30, 2012, unrecognized compensation cost related to the Share Plan was $1.0 million, which will be amortized over the weighted average remaining requisite service period of approximately 2.0 years.

During the three-month period ended June 30, 2012, the Company recognized stock-based compensation expense of $0.5 million, which includes $0.3 million pertaining to DSUs and $0.2 million pertaining to share units. Stock-based compensation for the six-month period ended June 30, 2012 was $0.8 million, which

Granite Real Estate Inc.      2012    41

includes $0.6 million pertaining to DSUs and $0.2 million pertaining to share units. During the three and six-month periods ended June 30, 2011, the Company recognized stock-based compensation expense of $0.3 million and $0.6 million, respectively, pertaining to DSUs.

12.  EARNINGS PER SHARE

Basic and diluted earnings per share for the three and six-month periods ended June 30, 2012 and 2011 are computed as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Income from continuing operations	$18,707	$26,362	$37,270	$39,051
Income from discontinued operations	—	83,684	—	94,449

Net income	$18,707	$110,046	$37,270	$133,500

Weighted average number of Common and Class B Shares outstanding during the period (in thousands)	46,880	47,128	46,882	46,919
Adjustment:
Stock options and share units	16	37	20	144

	46,896	47,165	46,902	47,063

Basic earnings per Common or Class B Shares
— from continuing operations	$0.40	$0.56	$0.79	$0.83
— from discontinued operations	—	1.78	—	2.01

	$0.40	$2.34	$0.79	$2.84

Diluted earnings per Common or Class B Share
— from continuing operations	$0.40	$0.56	$0.79	$0.83
— from discontinued operations	—	1.77	—	2.01

	$0.40	$2.33	$0.79	$2.84

The computation of diluted earnings per share for the three and six-month periods ended June 30, 2012 and 2011 excludes the effect of the potential exercise of 50,000 options (2011 — 325,000) and 50,000 options (2011 — 325,000), respectively, to acquire Common Shares of the Company because these options were not "in the money".

42    Granite Real Estate Inc.      2012

13.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Straight-line rent adjustment	$481	$409	$924	$787
Stock-based compensation expense	274	293	639	622
Depreciation and amortization	10,667	10,576	21,510	21,023
Future income taxes	(93)	(1,245)	(31)	(2,165)
Write-down of long-lived asset	—	2,735	—	2,735
Other	263	103	661	192

	$11,592	$12,871	$23,703	$23,194

(b)
Changes in non-cash working capital balances are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Accounts receivable	$187	$(3,734)	$4,644	$(5,513)
Prepaid expenses and other	559	4,528	150	5,905
Accounts payable and accrued liabilities	(3,731)	(6,273)	1,492	(504)
Income taxes	1,865	(4,064)	(3,336)	(1,637)
Deferred revenue	(757)	6,777	1,173	7,121

	$(1,877)	$(2,766)	$4,123	$5,372

14.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)
Derivative Financial Instruments

  The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At June 30, 2012, the Company held four foreign exchange forward contracts to purchase $25.8 million and sell euro 20.0 million. Two contracts mature on September 11, 2012 and two mature on December 11, 2012. These contracts were entered into by the Company to mitigate its foreign exchange exposure on its net cash flows. Based on the foreign exchange rates at June 30, 2012, the fair value of two of the foreign exchange forward contracts at June 30, 2012 was an asset of $64 thousand, which is included in "prepaid expenses and other" assets on the Company's consolidated balance sheets. The fair value of the remaining two foreign exchange forward contracts at June 30, 2012 was a liability of $63 thousand, which is included in "accounts payable and accrued liabilities" on the Company's consolidated balance sheets. At December 31, 2011, the Company did not have any foreign exchange forward contracts outstanding.

Granite Real Estate Inc.      2012    43

  The following tables summarize the impact of these derivative financial instruments on the Company's unaudited interim consolidated financial statements as at June 30, 2012 and December 31, 2011 and for the three and six-month periods ended June 30, 2012 and 2011:

As at	June 30, 2012	December 31, 2011
Derivatives not designated as hedging instruments
Foreign exchange forward contracts
— included in prepaid expenses and other	$64	$—

— included in accounts payable and accrued liabilities	$63	$—

		Amount of Gains Recognized in Income on Derivatives
	Location of Gains Recognized in Income on Derivatives
		2012	2011
Three Months Ended June 30,
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains	$522	$24

		Amount of Gains Recognized in Income on Derivatives
	Location of Gains Recognized in Income on Derivatives
		2012	2011
Six Months Ended June 30,
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains	$361	$—

(b)
Fair Value Measurements

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

44    Granite Real Estate Inc.      2012

  The following table represents information related to the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at June 30, 2012	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$59,942	$—	$—
Foreign exchange forward contracts(i)	—	64	—

Assets carried at fair value	$59,942	$64	$—

Liabilities carried at fair value
Foreign exchange forward contracts(i)	$—	$63	$—

As at December 31, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(previously in US dollars — note 1 (c))
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$56,908	$—	$—

ASSETS CARRIED AT FAIR VALUE ON A NON-RECURRING BASIS
Income-producing properties(ii)	$—	$—	$12,774

  (i)
  Foreign exchange forward contracts are a Level 2 fair value measurement as the fair value of the contracts are determined based on foreign exchange rates in effect at June 30, 2012.

  (ii)
  During the year ended December 31, 2011, two income-producing properties with an aggregate cost of $29.2 million were written down to an aggregate fair value of $12.8 million. This is a Level 3 fair value measurement as the fair value of the income-producing property was determined based on the present value of estimated future cash flows from the leased property.

The fair value of the senior unsecured debentures is determined using the quoted market price of the senior unsecured debentures. At June 30, 2012, the fair value of the senior unsecured debentures was approximately $294.2 million. The fair value approximates the carrying value of all other financial instruments on the consolidated balance sheet.

15.  TRANSACTIONS WITH RELATED PARTIES

On July 1, 2011, following completion of the Arrangement, Mr. Frank Stronach no longer serves as the Chairman and Chief Executive Officer of the Company and the Stronach Shareholder no longer has a controlling interest in the Company. Consequently, Mr. Stronach and the Company ceased to be related parties for accounting purposes. Furthermore, effective July 1, 2011, the Company and Magna are no longer

Granite Real Estate Inc.      2012    45

considered to be related parties for accounting purposes due to the factors noted above. Other than contractual payments pertaining to income-producing properties there were no material transactions with Magna in the three and six-month periods ended June 30, 2011.

In conjunction with the Arrangement (note 1), during the three-month period ended June 30, 2011, a U.S. $1.0 million payment was approved to an affiliate of Mr. Stronach for services rendered as Chairman of the Company.

In 2011, the Company agreed to pay reasonable legal and advisory fees of certain Class A Shareholders incurred in connection with the Arrangement. In accordance with such agreement, a $2.1 million payment was made to a company owned by an individual who became Chairman of the Board of Directors following the completion of the Arrangement, for legal and advisory services relating to the Arrangement.

16.  DISCONTINUED OPERATIONS

As a result of the approval by the Company's shareholders and the Ontario Superior Court of Justice of the Arrangement (note 1), the Company has presented the Arrangement Transferred Assets & Business as discontinued operations in the accompanying consolidated financial statements.

The Company's results of operations related to discontinued operations are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
		(previously in US dollars — note 1 (c))		(previously in US dollars — note 1 (c))

Revenues	$—	$90,774	$—	$262,345
Purses, awards and other	—	51,177	—	148,584
Operating costs	—	32,740	—	80,208
Property operating costs	—	381	—	933
General and administrative	—	12,177	—	21,759
Depreciation and amortization	—	74	—	3,445
Interest income	—	(109)	—	(310)
Foreign exchange gains	—	(18)	—	(51)
Equity loss (income)	—	(879)	—	1,952

Income (loss) before income taxes	—	(4,769)	—	5,825
Income tax recovery	—	(1,025)	—	(1,196)

Income (loss) from operations		(3,744)		7,021
Net gain on disposition of discontinued operations, net of income taxes of $10.5 million		87,428		87,428

Income from discontinued operations	$—	$83,684	$—	$94,449

The distribution of the assets and liabilities under the Arrangement is considered a non-pro rata distribution and therefore has been recorded at fair value. Accordingly, the gain on disposition of discontinued operations was determined as the difference in the fair values and carrying values of the net assets disposed of, net of costs of disposal. The difference between the fair value of the net assets disposed of and the carrying value of the 363,414 Class B Shares cancelled in the amount of $680.6 million has been recorded in the consolidated statements of changes in deficit as "Distribution under Plan of Arrangement" for the three and six-month

46    Granite Real Estate Inc.      2012

periods ended June 30, 2011. A summary of the fair values and carrying values of the Arrangement Transferred Assets & Business is as follows:

	Fair Value	Carrying Value	Gain	Fair Value Measurement(i)
Development Properties
Current assets	$2,320	$2,320	$—	Level 1 and 2
Land held for development	218,039	132,257	85,782	Level 3
Current liabilities	(4,250)	(4,250)	—	Level 2
Future taxes	(1,395)	(1,395)	—	Level 3
Income-Producing Property and Property in United States
Land and building	15,997	9,354	6,643	Level 3
Racing & Gaming Business
Current assets	82,650	82,650	—	Level 1 and 2
Fixed assets	6,935	6,935	—	Level 2
Racing lands and other long-term assets	392,471	384,754	7,717	Level 3
Technology companies	45,872	40,562	5,310	Level 3
Current liabilities	(37,698)	(37,698)	—	Level 2
Future taxes	(24,414)	(24,414)	—	Level 3
Other liabilities	(4,311)	(4,311)	—	Level 2

Gain on disposition before transaction costs and income taxes	692,216	586,764	105,452

Transaction costs			(8,042)

Net gain on disposition before undernoted			97,410

Reclassification to net income of foreign currency translation gain and net unrecognized actuarial pension loss			520
Income taxes			(10,502)

Net gain on disposition of discontinued operations			$87,428

  (i)
  Refer to note 14(b) for the fair value hierarchy

The fair values of the racetrack assets of the Racing & Gaming Business were determined based on the underlying real estate as this was considered to be the highest and best use. The fair values of the real estate were primarily determined by external real estate appraisals reflecting estimated prices at which comparable assets could be purchased and adjusted for the estimated costs to convert the land for its appraised purpose.

The fair values of fixed assets, which include machinery and equipment and furniture and fixtures, were determined using a market approach based upon management's review of current prices at which comparable assets could be purchased under similar circumstances.

The fair values of the technology companies, which primarily included XpressBet® and AmTote, were determined in consultation with an external valuator using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. Projected revenue growth, customer attrition rates and profit margin were based upon past experience and management's best estimate of future operating results. The discount rate represents the respective entity's weighted average cost of capital including a risk premium where warranted.

Granite Real Estate Inc.      2012    47

The fair value of the 50% joint venture interest in The Village of Gulfstream Park™ was determined based on an external real estate appraisal using discounted cash flow analysis under the income valuation method. The fair value of the 51% joint venture interest in MJC was determined based on the underlying real estate determined by external real estate appraisals as this was considered to be the highest and best use.

The fair values of the lands held for development, a property located in the United States and an income-producing property located in Canada were determined by external real estate appraisals or broker opinions that reflected a market approach using estimated prices at which comparable assets could be purchased.

The remaining assets and liabilities of the Racing & Gaming Business, as well as the other assets and liabilities associated with the lands held for development, were primarily cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities, income taxes receivable and deferred revenue, for which the carrying value approximated fair value. The current and long-term portions of the proceeds from the sale of Lone Star LP, representing 50% of the outstanding total proceeds from the sale, approximate fair value as the note receivable bears interest at current market rates negotiated between arm's-length parties.

17.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, the Company, certain subsidiary entities and joint ventures, including The Maryland Jockey Club and certain of its subsidiaries (collectively, the "MJC Entities"), as well as the Company's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against the Company, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that the Company and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against the Company, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of U.S. $300 million in compensatory damages and U.S. $300 million in punitive damages. On March 25, 2011, a number of defendants, including the MJC Entities and the Company, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The Plaintiffs have sought to remand these claims to the Circuit Court for Baltimore City. The entire matter, in both the state and federal courts, was stayed by the United States Bankruptcy Court for the District of Delaware until it determined whether the claims were impacted by the bankruptcy of Indianapolis Downs, LLC. On September 6, 2011, the United States Bankruptcy Court for the District of Delaware entered an order denying the injunction motion and lifting the stay effective September 26, 2011. However, the federal court removal action remains pending as the Indiana defendants (not the Company) are opposing remand of that action. The federal court heard the motion for remand on November 21, 2011 and has not yet issued a ruling on this matter. The state court motions to transfer venue to the Circuit Court for Anne Arundel County remain before the Circuit Court of Baltimore City. All activities before the Circuit Court of Baltimore City, including the motions to transfer venue to Anne

48    Granite Real Estate Inc.      2012

  Arundel County, have been stayed pending resolution of the removal action pending in the U.S. District Court for the District of Maryland. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related parties against all losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. The Company provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs, however, the Company has retained independent counsel to monitor the litigation on its behalf. The Company believes this claim is without merit.

(c)
The Company had total letters of credit outstanding of $1.1 million issued with various financial institutions at June 30, 2012 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(d)
At June 30, 2012, the Company's contractual commitments related to construction and development projects as well as environmental and appraisal reports amounted to approximately $24.3 million.

(e)
On November 14, 2006, MEC completed the sale to PA Meadows, LLC of all the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows") through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On closing, MEC received cash consideration and a holdback agreement ("The Meadows Holdback Agreement"), under which U.S. $25.0 million was payable to MEC over a five-year period, subject to the offset for certain indemnification obligations as well as the purchaser having available excess cash flow. In April 2009, MEC estimated U.S. $10.0 million (less certain offsets) was payable based upon certain triggering events in The Meadows Holdback Agreement; however, payment was not made by PA Meadows, LLC. Accordingly, MEC commenced litigation proceedings for collection of the U.S. $10.0 million proceeds plus interest. In addition, in February 2010 and February 2011, an additional U.S. $5.0 million, less certain offsets, for each year was considered owing under the terms of The Meadows Holdback Agreement; however, payments were not made. As part of the acquisition of the MEC Transferred Assets, the Company received the right to receive any payments under The Meadows Holdback Agreement. In February 2011, an unfavourable decision was made by the court concerning the motion for summary judgment made by MEC with respect to whether any amounts were owed from certain triggering events under The Meadows Holdback Agreement. As a result, the Company expects that payments from The Meadows Holdback Agreement will commence once the purchaser has available excess cash flow, if any. In connection with the Arrangement (note 1), any proceeds received from PA Meadows, LLC will be shared equally between the Company and the Stronach Shareholder.

(f)
At June 30, 2012, the Company had commitments under operating leases requiring future minimum annual rental payments as follows:

2012	$210
2013	419
2014	419
2015	419
2016	419
Thereafter	653

$2,539

Granite Real Estate Inc.      2012    49

Corporate Information

Board of Directors	Officers	Office Location
G. Wesley Voorheis Chairman of the Board Peter Dey Vice-Chairman Michael Brody Director Barry Gilbertson Director Thomas Heslip Director Gerald J. Miller Director Scott I. Oran Director

Thomas Heslip
Chief Executive Officer
Michael Forsayeth
Chief Financial Officer
Jennifer Tindale
Executive Vice President,
General Counsel
John De Aragon
Executive Vice President,
Real Estate Investment
Lorne Kumer
Executive Vice President, Real Estate
Portfolio and Asset Management

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries
 Thomas Heslip
Chief Executive Officer
(647) 925-7539
 Michael Forsayeth
Chief Financial Officer
(647) 925-7600

Transfer Agents and Registrars

Canada	United States
Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021 Phone: 1 (800) 962-4284

Exchange Listings
Common Shares	–	Toronto Stock Exchange (GRT) and New York Stock Exchange (GRP)

Please refer to our website (www.graniterealestate.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2011 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite Real Estate Inc. 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.graniterealestate.com

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  Exhibit 99.1
GRANITE ANNOUNCES 2012 SECOND QUARTER RESULTS